FIRST MAJESTIC SILVER CORP.
Suite 1800 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE
New York – AG              February 25, 2019
Toronto – FR
Frankfurt – FMV

First Majestic Announces High-Grade Drill Results from 2018 Exploration Program at the Ermitaño Silver/Gold Project; Permitting Status Update

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the results from its 2018 exploration program at the Ermitaño Silver/Gold project located four kilometres south of the producing Santa Elena Silver/Gold Mine in Sonora, Mexico. The initial discovery hole (EW16-04) was previously announced on January 17, 2017 which intersected 997 AgEq grams per tonnes (“g/t”) over 18.0 metres (11.4 g/t gold and 86 g/t silver). At the end of 2018, a total of 50 drill holes had been completed on the property. The 2018 exploration program totalled 17,447 metres in 40 drill holes consisting of nine infill holes designed to increase the confidence and size of the resource and 31 step out holes to target areas to the West and East of the known mineralization.
DRILLING HIGHLIGHTS
Drill Hole 18-35 – 30.1 metres grading 293 AgEq g/t (3.0 g/t gold and 53 g/t silver)
Drill Hole 18-36 – 11.2 metres grading 1,019 AgEq g/t (11.1 g/t gold and 128 g/t silver)
Drill Hole 18-39 – 17.6 metres grading 654 AgEq g/t (6.3 g/t gold and 149 g/t silver)
Drill Hole 18-47 – 28.3 metres grading 403 AgEq g/t (3.9 g/t gold and 95 g/t silver)

Keith Neumeyer, President and CEO of First Majestic stated: “The drilling results announced today from our Ermitaño project are extremely encouraging as it continues to show the potential to build high quality resources in close proximity to our producing Santa Elena operation. The environmental permitting process is in the final stage with an expected positive decision in the coming weeks ahead. Pending project approval, Ermitaño will add several years of mine life at Santa Elena and will displace the reprocessing of the old heap-leach ore pad with fresh ore containing higher grades that are not subject to the Sandstorm streaming agreement.”

PERMITTING STATUS
In early February, technical personnel from SEMARNAT visited the Ermitaño site in connection with the submission of the Company's Unified Technical Document ("DTU") for Exploitation. The DTU permit is the final federal requirement that includes authorizations for environmental impact and land-use change needed prior to the commencement any construction and mining activities. The Company anticipates receiving permission from the federal agency in March.

SUMMARY OF COMPOSITES

Hole ID	From	To	Length (m)	Estimated True Length (m)	Ag g/t	Au g/t	Ag Eq g/t
EW-16-03	199.6	202.1	2.5	1.9	37	5.3	463
EW-16-04	224.5	242.5	18.0	14.5	86	11.4	997
including	228.1	229.5	1.4		83	16.6	1,407
	233.1	233.8	0.7		634	39.7	3,808
	233.8	234.3	0.5		97	19.5	1,658
	234.3	235.5	1.1		154	40.1	3,364
	235.5	236.4	0.9		129	31.9	2,678
	237.6	240.1	2.5		60	14.7	1,232
EW-16-05	126.4	152.6	26.2	20.7	52	4.2	390
including	134.9	136.3	1.3		92	13.9	1,207
	136.3	137.4	1.1		165	11.1	1,053
EW-16-06	271.3	301.6	30.3	19.8	201	4.1	528
including	271.3	272.5	1.2		312	11.2	1,204
	272.9	273.5	0.6		534	10.9	1,404
	273.5	273.9	0.4		643	9.6	1,410
	274.4	274.8	0.4		1517	5.5	1,955
	274.8	275.6	0.8		1408	24.9	3,403
	275.6	276.9	1.3		1128	18.4	2,602
	276.9	277.7	0.8		654	16.3	1,956
EW-16-08	350.7	371.5	20.9	16.5	40	2.2	214
EW-17-09	268.5	280.7	12.2	9.8	77	3.6	367
including	271.3	271.8	0.5		76	12.9	1,109
EW-17-10	147.4	152.9	5.4	4.0	65	4.8	450
EW-18-19	669.0	670.9	1.9	1.5	78	1.7	217
EW-18-27	708.1	709.1	1.0	0.9	29	1.0	111
EW-18-33	237.2	255.5	18.3	14.5	28	2.9	261
EW-18-34	273.5	287.1	13.6	9.4	53	3.4	327
including	275.4	276.3	0.9		72	13.6	1,160
EW-18-35	148.0	188.3	40.3	30.1	53	3.0	293
including	163.6	164.1	0.5		139	19.4	1,691
	165.4	166.1	0.7		118	18.7	1,614
EW-18-36	292.3	311.0	18.7	11.2	128	11.1	1,019
including	299.3	300.4	1.1		307	19.8	1,891
	300.4	301.7	1.3		567	70.8	6,231
	301.7	303.0	1.3		122	20.1	1,730
	303.0	304.4	1.4		326	32.0	2,886
EW-18-37	185.5	192.0	6.4	4.0	54	3.2	309
EW-18-38	182.6	185.3	2.8	2.2	48	5.8	510
EW-18-39	265.4	294.1	28.7	17.6	149	6.3	654
including	265.4	266.0	0.6		520	17.0	1,879

	268.8	270.0	1.2		369	20.1	1,980
	272.0	273.0	1.0		387	8.6	1,074
	283.0	284.0	1.0		149	15.5	1,392
	286.0	287.0	1.0		180	10.4	1,010
	289.0	290.2	1.2		192	14.4	1,342
EW-18-40	294.7	307.4	12.8	10.3	21	1.3	126
EW-18-41	166.3	172.9	6.5	4.5	78	9.6	849
including	167.7	168.5	0.8		83	14.6	1,250
	169.3	170.3	0.9		133	39.4	3,281
EW-18-43	347.2	356.3	9.1	5.9	26	1.2	125
EW-18-44	199.1	229.5	30.4	16.8	39	2.6	251
EW-18-45	189.5	215.1	25.6	15.4	77	2.5	274
including	214.1	215.1	1.0		85	17.2	1,457
EW-18-46	74.6	99.3	24.7	20.5	41	3.7	341
including	90.2	91.1	0.9		95	13.0	1,136
	93.3	94.0	0.8		149	27.3	2,334
EW-18-47	296.2	343.7	47.5	28.3	95	3.9	403
including	304.6	305.7	1.1		434	21.1	2,125
	313.5	314.9	1.4		184	10.4	1,019
	318.0	320.1	2.1		160	11.8	1,100
EW-18-48	260.5	264.6	4.1	3.5	59	6.3	561
EW-18-49	307.1	322.5	15.4	11.1	60	2.3	244
EW-18-50	243.5	263.4	19.9	17.8	57	3.9	366
including	260.2	261.4	1.2		74	12.2	1,043

Note: Holes EW16-01 to EW16-04 were announced on January 17, 2017 (see press release at https://www.firstmajestic.com/news/2017/index.php?content_id=312). Holes EW16-06 and EW 17-09 were announced on January 9, 2018 (see press release at https://www.firstmajestic.com/news/index.php?content_id=340). Gold equivalent (“Gold-Equiv”) is calculated using a gold to silver ratio of 1:80.

After detailed geological logging, all drill core samples were split on site by diamond saw. One half of the core was submitted to Bureau Veritas Mineral Laboratories at the laboratory in Vancouver, British Columbia, Canada and to SGS Laboratories at the laboratories in Durango and Hermosillo, Mexico. The remaining half core is retained on-site for verification and reference purposes.

ERMITAÑO VEIN SYSTEM
Low sulphidation epithermal silver and gold mineralization is hosted in the steep dipping Ermitaño and Ermitaño Splay structures. The structures host green and white massive, banded, and bladed and stockwork quartz, calcite, and adularia. The veins are commonly brecciated and are associated with argillic alteration. Sulphide and iron oxide after sulphide and pyrolusite occur locally. The bulk of Inferred mineralization disclosed in 2018 is hosted in the Ermitaño Splay. Drilling of the Ermitaño Splay has delineated an east-west striking structure approximately 500 metres long, 400 metres down dip, with mineralized true thicknesses ranging from 0.9 to 30.0 metres, averaging 11.0 metres. Mineralization in the Splay remains open up-dip and down-dip to the west. The Ermitaño Splay separates from the Ermitaño structure which is delineated by drilling over an approximate 1,000 metre southwest strike length and 400 metre dip length. Mineralized true thicknesses range from 0.8 to 11.0 metres, averaging 4.0 metres.

Zone
ERM
EWS
Ermitano
Ermitano Splay
Plunge +07
Azimuth 101
0
100
200
300

Figure 1: Oblique view of Ermitaño and Ermitaño Splay

Zone
ERM
EWS
Ermitano Splay
Ermitano
+583500 E
+583800 E
+584100 E
+584400 E
+3319800 N
+3319500 N
+3319200 N
Looking down
0
100
200
300

Figure 2: Plan view of Ermitaño and Ermitaño Splay

2019 EXPLORATION PROGRAM
The 2019 exploration program will consist of approximately 16,000 metres in 75 planned drill holes. In the first half of 2019, the Company will explore the Ermitaño Splay at shallow elevations with the objective to investigate the continuity of mineralization at low depths and to evaluate the feasibility of open pit extraction. If feasibility is confirmed, this could provide a faster way to process ore from this area.

EW-18-50: 17.8 m true width, 57 g/t Ag, 3.9 g/t Au, and 366 g/t AgEq
EW-18-33: 14.5 m true width, 28 g/t Ag, 2.9 g/t Au, and 261 g/t AgEq
EW-18-35: 30.1 m true width, 53 g/t Ag, 3.0 g/t Au, and 293 g/t AgEq
EW-18-41: 4.5 m true width, 78 g/t Ag, 9.6 g/t Au, and 849 g/t AgEq
AgEq g/t x meters
10000
3500
1000
500
H1 2019 Exploration area
EW-18-46
EW-18-42
EW-16-05
EW-17-10
EW-18-35
EW-18-38
EW-18-41
EW-18-37
EW-18-45
EW-18-44
EW-18-50
EW-16-04
EW-18-33
EW-16-03
EW-18-48
EW-17-09
EW-18-40
EW-18-34
EW-16-06
EW-18-39
2019 Exploration area
EW-16-08
EW-18-36
EW-18-47
EW-18-49
EW-18-43
EW-18-36: 11.2 m true width, 128 g/t Ag, 11.4 g/t Au, and 1,019 g/t AgEq
EW-18-47: 28.3 m true width, 95 g/t Ag, 3.9 g/t Au, and 403 g/t AgEq
EW-16-06: 19.8m m true width, 200 g/t Ag, 4.1 g/t Au, and 528 g/t AgEq
EW-18-39: 17.6 m true width, 149 g/t Ag, 6.3 g/t Au, and 654 g/t AgEq
EW-18-27
Plunge +25
Azimuth 192
0 25 50 75 100

Figure 3: Ermitaño Splay Grade x Thinkness Long Section

Mr. Ramon Mendoza Reyes, Vice President Technical Services for First Majestic, is a "qualified person" as such term is defined under NI 43-101, and has reviewed and approved the technical information disclosed in this news release.

ABOUT THE COMPANY
First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the San Martin Silver Mine, the La Parrilla Silver Mine and the Del Toro Silver Mine. Production from these mines are projected to be between 14.2 to 15.8 million silver ounces or 24.7 to 27.5 million silver equivalent ounces in 2019.
FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
Cautionary Note Regarding Forward Looking Statements
This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.